Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Fabio Battaglia, III
FBattaglia@stradley.com
215.564.8077

March 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Christina DiAngelo Fettig

Re:	Savos Investments Trust
File No. 811-08977

Dear Ms. Fettig:

This letter responds to the comments provided to me by telephone regarding the report filed on Form N-CSR by Savos Investments Trust (the “Trust”) for the fiscal year ended September 30, 2018 (the “Report”).  We have summarized each of your comments below, in the order you provided them, and have set forth the Trust’s response immediately below each comment.

1.	Comment: With respect to the “Letter from the President” section, please consider enhancing this section in future filings in accordance with Item 27(b)(7)(i) of Form N-1A.

Response: The Trust will make the requested changes in future filings.

2.
Comment:  With respect to the “Letter from the President” section, please enhance the discussion of the Fund’s investment in derivatives and the impact of such derivatives on the Fund’s performance in future filings.

Response: The Trust will make the requested changes in future filings.

3.	Comment: With respect to the “Fund at a Glance – Investment Breakdown” section on page 3 of the Report, in future filings, please show the Fund’s derivatives investments in the

Philadelphia, PA ● Malvern, PA ● New York, NY ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC
A Pennsylvania Limited Liability Partnership

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
March 26, 2019

graphical representation of the Fund’s holdings or include a footnote indicating derivatives are not included therein.

Response: The Trust will make the requested changes in future filings.

4.	Comment: With respect to the “Example” section on page 4 of the Report, in future filings, please remove transaction costs from the first sentence.

Response: The Trust will make the requested changes in future filings.

5.
Comment:  With respect to the Schedule of Total Return Swaps on page 9 of the Report, in future filings, for each swap please include the disclosure required by Article 12-13C of Regulation S-X regarding the value of the swap contract and any upfront payments/receipts.

Response: The Trust will make the requested changes in future filings.

6.
Comment:  With respect to the Schedule of Total Return Swaps on page 9 of the Report, footnote b to the first table describes the terms of the variable financing rate for the swap.  In future filings, please disclose the actual financing rate during the period in addition to disclosing the formula for calculating such financing rate.

Response: The Trust will make the requested changes in future filings.

7.	Comment: With respect to the Schedule of Total Return Swaps on page 13 of the Report, the heading “Call Options Written” appears to relate to put options written.

Response: The Trust will correct the heading in future filings.

8.	Comment: With respect to the information provided in the Report as required by Item 4(c) of Form N-CSR, in future filings, please provide additional details regarding the nature of the tax services.

Response: The Trust will make the requested changes in future filings.

9.
Comment:  In the “Notes to Financial Statements – 1. Organization and Significant Accounting Policies – (a) Investment Valuation” section, the last paragraph on page 19 of the Report states that “Fees and expenses are deducted such that price is net of fees/expenses on a daily basis.”  Please explain whether any such fees and expenses were material and whether disclosure relating to such fees and expenses should be added to the fee table in the Fund’s prospectus.

Response:  The Trust confirms that during the period covered by the Report there were no such fees or expenses deducted in connection with the Fund’s swap transactions.  The Trust will clarify the disclosure in future shareholder report filings.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
March 26, 2019

10.
Comment:  The “Notes to Financial Statements – 2. Management Agreement, Administration Agreement, and Other Transactions” section on page 28 of the Report indicates that there was a reimbursement of management fees and other expenses by the Fund’s investment adviser, as well as a recoupment by the investment adviser of previously waived fees during the same year.  Please explain.

Response:  For a portion of the year, the Fund’s overall expenses were above the contractual expense limit and, as a result, during that time period the investment adviser was waiving fees and reimbursing Fund expenses.  For a separate portion of the year, the Fund’s overall expenses were below the contractual expense limit, and during that period, the investment adviser recouped previously waived expenses and reimbursed fees.

*  *  *

Please do not hesitate to contact me at (215) 564-8077 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Fabio Battaglia
Fabio Battaglia

cc:	Carrie E. Hansen
Patrick Young